EXHIBIT 20

       Other Documents or Statements to Security Holders


              Britton & Koontz Capital Corporation


500 Main Street
P. O. Box 1407
Natchez, MS 39120

601-445-5576
Internet address:  http://www.bkbank.com

     FOR IMMEDIATE RELEASE:        FOR MORE INFORMATION:
     August 21, 1996               W. Page Ogden, President & CEO
                                   Bazile R. Lanneau, Jr.,
                                     Executive Vice President
                                       and CFO
                                   601-445-5576

      BRITTON & KOONTZ REPORTS SECOND QUARTER 1996 RESULTS
          AND ADOPTION OF SHAREHOLDER RIGHTS AGREEMENT

     Natchez, Mississippi (August 21, 1996) - Britton & Koontz Capital Corporation (NASDAQ/Bulletin Board Symbol:QBRKO) today announced results for the second quarter of 1996. Net income for the quarter was $547,257 compared to $516,569 for the same period in 1995. Quarterly earnings per share amounted to $1.23 in 1996 and $1.17 in 1995 on 443,267 shares outstanding.
     The returns on average assets and average equity for the first half of 1996 were 1.37% and 13.21%, respectively, while the returns were 1.37% and 14.33% for the comparable period in 1995. Total assets were $153.4 million at June 30, 1996, compared to $151.8 million at year end 1995.
     At its July meeting, the Board of Directors adopted a Shareholder Rights Agreement, which had been earlier authorized by the shareholders at the annual meeting on May 16. The agreement provides for the issuance of rights to purchase additional shares of the Company's common stock and contains provisions that are designed to protect shareholders in the event of an unsolicited attempt to acquire the Company. A summary of the agreement is being mailed to all shareholders of record.
     Page Ogden, President & CEO, stated: "The agreement has not been adopted in reaction to any known efforts to acquire the Company's stock. The provisions of the agreement, however, are designed to protect shareholders in the event of an unsolicited attempt to acquire the Company."
     Britton & Koontz Capital Corporation, headquartered in Natchez, Mississippi, is the parent company of Britton & Koontz First National Bank which operates three full service offices in Natchez. In connection with the merger-conversion of Natchez First Federal Saving Bank in 1993, the company registered its stock in accordance with SEC regulations.

August 20, 1996


Dear Shareholder:

I am pleased to enclose the financial results of the Company for the first six months of 1996. The Company is experiencing steady earnings and moderate growth. The returns on average assets and average equity for the first half of 1996 were 1.37% and 13.21%, respectively, while the returns were 1.37% and 14.33% for the comparable period in 1995. Total assets were $153.4 million at June 30, 1996, compared to $151.8 million at year end 1995.

As indicated in previous communications, we are continuing to invest in technology to bring our customers the best in banking services and to enhance growth and profitability prospects for the bank. In particular, we are looking forward to the introduction of electronic banking via the Internet later this fall. We invite you to visit the bank's internet site at www.bkbank.com.

At the May 16 annual meeting, our shareholders overwhelmingly endorsed a rights plan described in the proxy statement.
Pursuant to shareholder approval the Board of Directors adopted a Shareholder Rights Agreement at its July meeting. A summary of the agreement is enclosed for your information.

The purpose of the rights distributed under the Agreement is to protect shareholders in the event of an unsolicited attempt to acquire the Company's stock. The agreement has not been adopted in reaction to any known efforts to acquire the Company's stock.

As always, I invite you to call me with any questions that you may have concerning your investment in B&K.

Yours truly,




W. Page Ogden
President & CEO

Attachments

                       BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
                                   CONSOLIDATED BALANCE SHEETS
                               JUNE 30, 1996 AND DECEMBER 31, 1995
                                           (Unaudited)

                                                                          June 30,        December 31,
                                                                            1996              1995
                                                                       ------------       ------------
ASSETS:

Cash and due from banks:
 Non-interest bearing                                                  $  4,134,756       $  3,340,954
 Interest bearing                                                            87,205          1,361,539
                                                                       ------------       ------------
  Total cash and due from banks                                           4,221,961          4,702,493

Federal funds sold                                                                0          1,450,000
Investment securities:
  Held-to-maturity(estimated market value of
    $47,983,636 in 1996 and $47,181,462 in 1995)                         48,363,203         46,794,280
  Equity securities                                                       1,211,550          1,198,950
Loans, less unearned income of $293,889 in 1996 and
  $284,865 in 1995; and allowance for loan losses of
  $690,691 in 1996 and $723,641 in 1995                                  94,015,947         91,998,966
Bank premises and equipment, net of accumulated
  depreciation                                                            3,632,166          3,569,586
Other real estate owned,less allowance for losses
  of $0 in 1996 and $11,658 in 1995                                          28,194            258,536
Accrued interest receivable                                               1,211,880          1,137,337
Cash surrender value life insurance                                         620,173            599,646
Other assets                                                                119,287             77,445
                                                                       ------------       ------------
  Total Assets                                                         $153,424,341       $151,787,239
                                                                       ============       ============


LIABILITIES:

Deposits
 Non-interest bearing                                                    14,817,631         13,983,026
 Interest bearing                                                       113,489,161        114,584,214
                                                                        ------------       ------------
      Total Deposits                                                   $128,306,792       $128,567,240

Securities sold under repurchase agreements                               2,697,656          2,722,882
Federal funds purchased                                                     790,000                  0
Accrued Interest Payable                                                    770,606            817,119
Negative Goodwill, net of accumulated amortization
  of $1,377,670 in 1996 and $1,196,030 in 1995                            1,682,752          1,864,392
Advances from borrowers for taxes & insurance                               218,352            381,644
Accrued taxes and other liabilities                                       2,887,294          2,062,725
                                                                       ------------       ------------
      Total Liabilities                                                $137,353,452       $136,416,002
                                                                       ------------       ------------


STOCKHOLDERS EQUITY:

Common stock, $10 par value per share; 3,000,000
  shares authorized; 441,072 shares issued and
  outstanding in 1996 and 1995                                            4,410,720          4,410,720
Additional paid-in-capital                                                3,395,617          3,395,617
Retained earnings                                                         8,264,552          7,564,900
                                                                       ------------       ------------
      Total Stockholders' Equity                                       $ 16,070,889       $ 15,371,237
                                                                       ------------       ------------
      Total Liabilities and Stockholders' Equity                       $153,424,341       $151,787,239
                                                                       ============       ============


                BRITTON & KOONTZ CAPITAL CORPORATION AND SUBSIDIARY
                         CONSOLIDATED STATEMENTS OF INCOME
                                    (Unaudited)

                                              Three Months Ended                Six Months Ended
                                                   June 30,                         June 30,
                                         ----------------------------     ---------------------------
                                            1996              1995           1996              1995
                                         ----------        ----------     ----------       ----------
Interest Income:
  Interest and fees on loans             $2,017,276        $1,857,155     $4,020,307       $3,585,331
  Interest on investment securities
     Taxable interest income                830,833           912,590      1,633,720        1,863,391
     Exempt from federal taxes               19,497            17,571         38,128           34,992
  Interest on federal funds sold             30,101               783         57,009            3,076
                                         ----------        ----------     ----------       ----------
        Total Interest Income            $2,897,707        $2,788,099     $5,749,164       $5,486,790
                                         ----------        ----------     ----------       ----------
Interest Expense:
  Interest on deposits                   $1,240,463        $1,207,561     $2,528,118       $2,320,309
  Interest on federal funds purchased           234             5,799            234           17,019
  Interest on securities sold under
     repurchase agreements                   40,984            59,625         76,025          171,017
                                         ----------        ----------     ----------       ----------
        Total Interest expense           $1,281,681        $1,272,985     $2,604,377       $2,508,345
                                         ----------        ----------     ----------       ----------
Net Interest Income                      $1,616,026        $1,515,114     $3,144,787       $2,978,445

Provision for loan losses                         0            25,000         50,000          $50,000
                                         ----------        ----------     ----------       ----------
Net interest income after
  Provision for loan Losses              $1,616,026        $1,490,114     $3,094,787       $2,928,445
                                         ----------        ----------     ----------       ----------
Other Income:
  Service charge on deposit accounts        155,839           148,720        312,705          299,499
  Income from fiduciary activities           14,674            15,028         27,938           28,336
  Insurance premiums and commissions         12,708             9,245         23,849           17,556
  Gain/(loss) on sale of ORE                  1,975            (5,610)        (7,086)          (5,610)
  Gain/(loss) on sale of mortgage loans         (36)                0         (1,014)               0
  Gain on sale of premises & equipment            0                 0            100                0
  Amortization of negative goodwill          88,780           106,200        181,640          217,230
  Valuation adj loans held for sale               0            36,409              0           56,248
  Other                                      59,937            23,186        136,573           83,515
                                         ----------        ----------     ----------       ----------
        Total other income               $  333,877        $  333,178       $674,705       $  696,774
                                         ----------        ----------     ----------       ----------
Other Expense
  Salaries                                  514,259           483,648      1,027,350          984,839
  Employee benefits                          62,708            74,522        139,190          155,805
  Net occupancy expense                      91,068            87,292        171,181          167,646
  Equipment expense                         118,016            74,813        251,553          163,730
  FDIC assessment                            30,947            69,513         59,066          139,025
  Stationery & supplies                      30,571            24,016         63,558           51,303
  Other real estate expense                   2,458             2,284         (4,611)           2,073
  Other                                     308,536           209,548        517,139          410,707
                                         ----------        ----------     ----------       ----------
        Total other expenses             $1,158,563        $1,025,636     $2,224,426       $2,075,128
                                         ----------        ----------     ----------       ----------
Income Before Income Taxes                  791,340           797,656      1,545,066        1,550,091

Income tax expense                          244,083           281,087        492,556          507,933
                                         ----------        ----------     ----------       ----------
Net Income                               $  547,257        $  516,569     $1,052,510       $1,042,158
                                         ==========        ==========     ==========       ==========

Net Income Per Share                          $1.23             $1.17          $2.37            $2.36

Weighted Average Shares Outstanding         443,267           440,052        443,172          441,564

                                SUMMARY OF RIGHTS TO PURCHASE
                                        COMMON SHARES




          On July 16, 1996, the Board of Directors of Britton & Koontz Capital Corporation (the "Company") declared a dividend of one common share purchase right (a "Right") for each outstanding share of common stock, par value
$10.00 per share (the "Common Shares"), of the Company. The dividend is payable on September 1, 1996 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one Common Share of the Company at a price of $150.00 per share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Britton & Koontz First National Bank, as Rights Agent (the "Rights Agent").

          Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 25% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 25% or more of the outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

          The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on September 1, 2006 (the "Final Expiration Date"), unless the
Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

          The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then-current market price of the Common Shares or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Shares) or of subscription rights or warrants (other than those referred to above).

          In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

          At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

          With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

          At any time prior to such time as any Person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

          A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.